Exhibit 3.17

State of Delaware Secretary of State Division of Corporations Delivered 12:59 PM 08/21/2009 FILED 11:59 AM 08/21/2009 SRV 090797457 – 4722832 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Acadia Village, LLC

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington. Zip code 19801. The name of its Registered agent at such address is The Corporation Trust Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is                                          .”)

Fourth: (Insert any other matters the members determine to include herein.)

N/A

In Witness Whereof, the undersigned have executed this Certificate of Formation this 21 day of August, 2009 .

By:	/s/ Trey Carter
Authorized Person (s)

Name:	Trey Carter, Pres